Renegade Running, LLC
Profit and Loss
January - December 2022

		Total
Income		
Sales of Product Income		757,047.67
Uncategorized Income		0.00
zDiscounts & Returns		-75,263.30
Total Income	$	681,784.37
Cost of Goods Sold		
Cost of Goods Sold		379,206.49
dPayroll Expenses		
zLabor - Other		89,483.56
Total dPayroll Expenses	$	89,483.56
Total Cost of Goods Sold	$	468,690.05
Gross Profit	$	213,094.32
Expenses		
Advertising & Marketing		-23,589.53
Alarm		410.72
Auto		1,647.82
Bank Charges		574.30
Computer Expenses		1,653.50
Gifts		199.00
Insurance		4,968.96
Legal & Professional Fees		5,700.00
Meals		3,562.48
Merchant Fees		9,196.34
Occupancy		
Rent		70,159.45
zzCAM & Other		37,386.49
Total Occupancy	$	107,545.94
Office Expenses		446.19
Payroll Expenses		
Payroll Tax		3,000.93
Salary & Wages		31,500.00
Total Payroll Expenses	$	34,500.93
Payroll Processing Fees		605.00
Postage & Delivery		1,548.06
Repairs & Maintenance		17,409.33
Supplies		2,432.12
Travel		960.09
Utilities		9,761.29
Total Expenses	$	179,532.54

Net Operating Income	**$**	**33,561.78**
Other Expenses		
Amortization Expense		80.00
Depreciation		860.00
Interest Expense		11,892.03
Other Expenses		366.55
Total Other Expenses	**$**	**13,198.58**
Net Other Income	**-$**	**13,198.58**
Net Income	**$**	**20,363.20**

Monday, Jul 01, 2024 04:29:54 PM GMT-7 - Accrual Basis

Renegade Running, LLC
Balance Sheet
As of December 31, 2022

		Total
ASSETS		
Current Assets		
Bank Accounts		
Change Fund		100.00
Checking 9640		32,143.05
Total Bank Accounts	$	**32,243.05**
Other Current Assets		
Accounts Receivable		20,074.10
Due to/from Shareholder		77,366.92
Gifts Cards		-16,787.98
Inventory		157,173.37
Total Other Current Assets	$	**237,826.41**
Total Current Assets	$	**270,069.46**
Fixed Assets		
Accumulated Amortization		-357.00
Accumulated Depreciation		-190,468.00
Equipment		6,017.13
Intangible Asset		1,200.00
Leasehold Improvements		189,608.00
Total Fixed Assets	$	**6,000.13**
TOTAL ASSETS	$	**276,069.59**
LIABILITIES AND EQUITY		
Liabilities		
Other Current Liabilities		
Accounts Payable		22,316.29
Accrued Expenses		14,141.49
Loan - Beneficial State Bank		127,500.00
Loan - Shopify		11,445.59
Loan - Yardline		10,530.00
Sales Tax Payable		69,773.02
Total Other Current Liabilities	$	**255,706.39**
Total Current Liabilities	$	**255,706.39**
Total Liabilities	$	**255,706.39**
Equity		
Distributions		-76,835.00
Retained Earnings		76,835.00
Net Income		20,363.20
Total Equity	$	**20,363.20**
TOTAL LIABILITIES AND EQUITY	$	**276,069.59**

Renegade Running, LLC
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	20,363.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	(20,074.10)
Inventory	(78,973.00)
Amortization	103.00
Depreciation	860.00
Accounts Payable	22,316.29
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**(75,767.81)**
Net cash provided by operating activities	**(55,404.61)**
INVESTING ACTIVITIES	
Equipment	(6,017.13)
Net cash provided by investing activities	**(6,017.13)**
FINANCING ACTIVITIES	
Distributions	(82,026.08)
Due to/from Shareholder	(30,000.00)
Loan - Beneficial State Bank	127,500.00
Loan - Shopify	11,445.59
Loan - Yardline	10,530.00
Net cash provided by financing activities	**37,449.51**
Net cash increase for period	**(23,972.23)**
Cash at beginning of period	56,216.00
Cash at end of period	**32,243.77**

Friday, Jun 28, 2024 10:31:11 AM GMT-7